Exhibit 99.1

ASX, NASDAQ and Media Release

25 August 2022

Share Purchase Plan – Letter to Eligible Shareholders and SPP Booklet

Melbourne, Australia; 25 August 2022 – Opthea Limited (ASX:OPT; NASDAQ: OPT) (Opthea), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, confirms its share purchase plan (“SPP”) offer opens today. Attached is:

•

a copy of a letter being sent to each Opthea shareholder who, as at 7.00pm (Melbourne time) on Friday, 12 August 2022, was shown on Opthea’s register of shareholders to have an address in Australia or New Zealand (provided that such shareholder is not in the United States and is not acting for the account or benefit of a person in the United States) (Eligible Shareholder) (SPP Offer Letter); and

•	a copy of the share purchase plan offer booklet available for download at https://opt2022spp.thereachagency.com.

Eligible Shareholders who have provided an e-mail address will be sent an e-mail communication. Eligible Shareholders who have not provided an e-mail address will receive the SPP Offer Letter via post.

The SPP offer is expected to close at 5.00pm (Melbourne time) on Friday, 16 September 2022.

About Opthea

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone. To learn more, visit www.opthea.com.com and follow us on Twitter and Linkedin.

Inherent Risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Not an offer

This ASX announcement is not a disclosure document and should not be considered as investment advice. The information contained in this ASX announcement is for information purposes only and should not be considered an offer or an invitation to acquire Company securities or any other financial products and does not and will not form part of any contract for the acquisition of New Shares.

In particular, this ASX announcement does not constitute an offer to sell, or a solicitation of any offer to buy, any securities in the United States or any other jurisdiction in which such an offer would be illegal or impermissible. The securities to be offered and sold in the SPP have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state or other jurisdiction of the United States. No public offering of securities is being made in the United States. Accordingly, the securities to be offered and sold in the SPP may only be offered and sold outside the United States in “offshore transactions” (as defined in Rule 902(h) under Regulation S of the U.S. Securities Act (“Regulation S”)) in reliance on Regulation S, unless they are offered and sold in a transaction registered under, or exempt from, or in a transaction not subject to, the registration requirements of, the U.S. Securities Act and applicable U.S. state securities laws.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Contacts:

Join our email database to receive
program updates:

U.S.A. & International:	Tel: +61 (0) 3 9826 0399
Sam Martin	info@opthea.com
Argot Partners	www.opthea.com
Tel: +1 212-600-1902
opthea@argotpartners.com

Media:
Australia:	Silvana Guerci-Lena
Rudi Michelson	NorthStream Global Partners
Monsoon Communications	Tel: +1 973-509-4671
Tel: +61 (0) 3 9620 3333	silvana@nsgpllc.com